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                            April 6, 2021

       Gary A. Simanson
       President and Chief Executive Officer
       Thunder Bridge II Surviving Pubco, Inc.
       9912 Georgetown Pike
       Suite D203
       Great Falls, Virginia 22066

                                                        Re: Thunder Bridge II
Surviving Pubco, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 23,
2021
                                                            File No. 333-252374

       Dear Mr. Simanson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed March 23,
2021

       Summary of the Proxy Statement/Prospectus, page 8

   1. It appears that in response to prior comment 5, the company deleted the disclosure about
                                                        "significant"
out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for
business combinations and the negotiation of the business
                                                        combination. Please
revise the disclosure in the Summary beginning on page 8 and in the
                                                        Q&A beginning on page
23 to quantify, if material, the out-of-pocket expenses.
 Gary A. Simanson
FirstName   LastNameGary    A.Pubco,
                               Simanson
Thunder Bridge   II Surviving        Inc.
Comapany
April       NameThunder Bridge II Surviving Pubco, Inc.
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Shareholder Proposal 6: The Advisory Charter Proposals, page 15

2. We note your response to prior comment 2. Please clarify your disclosure on page 15 and elsewhere that the proposals are being presented "in accordance with the requirements" of the SEC to clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions. Beneficial Ownership of Securities, page 187

3. We note that in footnote 5 to the table, you indicate that there will be additional directors of the company after the business combination. Please identify all directors in a pre-
         effective amendment, and include them by name in the table. In addition, please fill in the identities of the beneficial owners in each of the footnotes.
       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Counsel, at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Jonathan H. Talcott